Mail Stop 4561

July 16, 2008

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

> **RE: CIT Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 001-31369**

Dear Mr. Leone,

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Financial Statements

Note 1, Business and Summary of Significant Accounting Policies –
Revenue Recognition, page 68

1.   We note in your disclosures in the Business section on page 2 that you provide a
        wide variety of services. We also note in your response to prior comment 5 in
        your letter dated October 3, 2007 that you intended to expand your accounting
        policies disclosure to disclose your revenue recognition policy related to each of
        these services, specifically to "include the syndication fee discussion above in the
        Form 10-K for the year ended December 31, 2007," and that you "will also
        consider additional disclosures with respect to the other revenue sources should
        amounts become significant." However, it does not appear that your proposed
        disclosure is included in your 2007 Form 10-K filing. Please revise future filings
        beginning in your Form 10-Q for the period ended June 30, 2008 to disclose your
        revenue recognition policies with respect to each of the services that you provide.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 15 of Definitive Proxy Statement on
Schedule 14A

2.   We note the disclosure on page 21 that the company's chief executive officer
        makes compensation recommendations to the compensation committee for all
        other named executive officers. In future filings, please include a more detailed
        discussion of the role of executive officers in determining executive compensation.
        Refer to Item 402(b)(2)(xv) of Regulation S-K.

How do we use the subjective and objective…, page 23 of Definitive Proxy Statement on
Schedule 14A

3.   We note that the company sets annual incentive compensation targets each year for
        its named executive officers based on a performance measure and that the actual
        payouts are based upon subjective and objective performance factors. The
        discussion on page 23, however, does not address how any of the subjective
        performance factors listed on page 21 influenced the 2007 incentive compensation
        decisions. In addition, it appears that such decisions were made based on the
        overall financial performance of the company, and in the case of Mr. Owens,
        based on the profitable performance of the company's Corporate Finance business
        segment. In future filings, please disclose and discuss the specific objective
        performance factors the company uses in making these compensation decisions
        and disclose target levels for such objective performance factors if applicable.
        Please also discuss how the subjective performance factors are weighed against the
        objective performance factors in making incentive compensation decisions for
        each named executive officer. Refer to Item 402(b)(2)(v) and (vi) of Regulation
        S-K.

Exhibits 31.1 and 31.2, Section 302 Certifications

4.   We note that paragraph 4(d) of your certifications included as Exhibits 31.1 and 31.2 to Form 10-K and Form 10-Q contains a modification of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications substitute "fourth fiscal quarter" for "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the period ended March 31, 2008

Financial Statements
Note 12, Fair Value Measurements, page 17

5.   You state that the fair value model you use to determine derivative fair values under SFAS 157 takes into consideration the credit quality of the counterparty. However, we also note on page 70 of your December 31, 2007 Form 10-K filing that you do not consider counterparty credit risk to be a significant input. Please address the following:

   a. Clarify whether you actually factor in the impact of counterparty credit risk into the value of your derivative assets but the impact is just not significant, or whether you do not consider the impact of counterparty credit risk as you have qualitatively determined the impact to be insignificant on the fair value of these instruments.

   b. Clarify whether this was a change upon the adoption of SFAS 157, or whether you applied a similar methodology prior to the adoption of SFAS 157.

   c. Tell us, and disclose in future filings, whether you factor in your own credit risk into the value of your derivative liabilities, consistent with the guidance in paragraph 15 of SFAS 157.

Management's Discussion and Analysis

Profitability and Key Business Trends, page 29

6.   We note your presentation of the non-GAAP financial measure "Commercial results, including corporate." Please address the following:

a) We note you have excluded certain noteworthy items in your calculation of "commercial results, including corporate." Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please tell us how you evaluated the nature of these noteworthy items with respect to the guidance in Item 10(e) of Regulation S-K. Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

b) Please tell us how you determined that your non-GAAP presentation of "commercial results, including corporate, earnings per share" and "commercial results, including corporate, return on equity" is not prohibited by Regulation 10(e). Specifically tell us how you consider the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination. Specifically tell us and expand your disclosures to explain how these measures are used by management and in what way they provide meaningful information to investors in spite of the fact that the adjustments ultimately do accrue to shareholders.

c) If you are able to support that your non-GAAP measures are not prohibited, please revise your future filings to include the following:
   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   - the economic substance behind management's decision to use such a measure;
   - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

> Refer to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

7.	We note you recorded a $33 million impairment charge that "should have been recorded concurrently with the 2007 fourth quarter sale of Dell Financial Services joint venture equity interest." Please provide us with your SAB 99 materiality analysis as support for your conclusion that the impact of the error on your December 31, 2007 financial statements was not material, including an indication as to whether this matter was discussed and approved by your audit committee.

Reserve for Credit Losses, page 33

8.	Per review of your loan and lease loss experience and credit quality disclosure, we note the following trends in your reserve for credit losses and provision:
- The reserve for credit losses as a percentage of total non-performing assets, excluding guaranteed student loans and home lending, decreased approximately 33% from 2006 to 2007, and decreased another 39% from December 13, 2007 to March 31, 2008;
- There have been significant increases in net charge-offs, the provision for credit losses and the non-performing assets balance in 2007 and in the first quarter of 2008; and
- It does not appear that there has been a change in your methodology of developing the allowance based on the underlying portfolios.

Please revise your future filings beginning in your Form 10-Q for the period ended June 30, 2008 to clearly disclose how you determined your reserve was appropriate specifically in light of the significant declines in your reserve to non-performing assets ratio noted above and to more clearly bridge the gap between significant changes in your recent credit experience and the overall credit environment and the modest increase in your reserve.

9.	Please tell us why you believe it appropriate to exclude student loans and home lending in your ratio "reserve for credit losses as a percentage of non-performing assets, excluding student loans and home lending." Also, please tell us whether you adjust both the numerator and the denominator in your ratio calculation to exclude the effects of the student loan and home lending portfolios.

10.	If you are able to support that the exclusion of the student loan and home lending portfolios from your ratio is meaningful to investors, and in order to promote full disclosure to investors, please revise future filings to present both this ratio and the unadjusted ratio "reserve for credit losses as a percentage of total non-performing assets" for all periods.

Exhibits 31.1 and 31.2, Section 302 Certifications

11.   See comment noted above related to improper modifications contained in your
       Exhibits 31.1 and 31.2 included in your Form 10-K filing for the year ended
       December 31, 2007. In future filings, please ensure that the certifications are in
       the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as
       otherwise indicated in Commission statements or staff interpretations.

       Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revisions in future filings, provide
a draft of your proposed disclosures and provide any requested information. Please file
your letter on EDGAR as correspondence. Please understand that we may have additional
comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie, Staff Attorney, at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief